UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

 INSIGNIA FINANCIAL GROUP, INC. (formerly known as Insignia/ESG Holdings, Inc.)
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   45767A 10 5
                                   -----------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [_]                     Rule 13d-1(b)
                [_]                     Rule 13d-1(c)
                [X]                     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 9 pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No. 45767A 10 5                                          Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO REAL ESTATE INVESTMENT FUND, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [_]
                                               b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                                            5         Sole Voting Power
         Number of                                       1,667,821
           Shares
         Beneficially                       6         Shared Voting Power
         Owned By                                            0
           Each
         Reporting                          7         Sole Dispositive Power
           Person                                        1,667,821
            With
                                            8         Shared Dispositive Power
                                                             0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                               1,667,821

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                               [_]

11       Percent of Class Represented By Amount in Row (9)

                               7.4%

12       Type of Reporting Person (See Instructions)

                               PN

                                  SCHEDULE 13G

CUSIP No. 45767A 10 5                                          Page 3 of 9 Pages

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO REAL ESTATE ADVISORS, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [_]
                                               b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                                            5         Sole Voting Power
         Number of                                       1,667,821
           Shares
         Beneficially                       6         Shared Voting Power
         Owned By                                            0
           Each
         Reporting                          7         Sole Dispositive Power
           Person                                        1,667,821
            With
                                            8         Shared Dispositive Power
                                                             0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                               1,667,821

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                               [_]

11       Percent of Class Represented By Amount in Row (9)

                               7.4%

12       Type of Reporting Person (See Instructions)

                               PN

                                                               Page 4 of 9 Pages

Item 1(a)         Name of Issuer:

                  Insignia Financial Group, Inc. (formerly known as Insignia/ESG Holdings, Inc.) (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  200 Park Avenue, New York, New York  10166.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Apollo Real Estate Investment Fund, L.P., a Delaware limited partnership ("AREIF"), and

                  (ii) Apollo Real Estate  Advisors,  L.P.,  a Delaware  limited partnership ("AREA").

                  AREA is the managing general partner of AREIF. Apollo Real Estate Management, Inc., a Delaware corporation ("AREMI"), is the general partner of AREA. Leon D. Black, John J. Hannan and William L. Mack are the directors and principal officers of AREMI. The Reporting Persons, AREMI, Messrs. Black, Hannan and Mack and their respective affiliates disclaim beneficial ownership of all shares of the Issuer in excess of their respective pecuniary interests, if any, and this statement shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for any purpose.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of AREIF's principal business office is c/o Apollo Real Estate Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577.

                  The address of AREA's principal business office is Two Manhattanville Road, Purchase, New York 10577.

Item 2(c)         Citizenship:

                  (i)   AREIF is a Delaware limited partnership; and

                  (ii)  AREA is a Delaware limited partnership;

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  45767A 10 5

                                                               Page 5 of 9 Pages

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2001, each of the Reporting Persons may be deemed the beneficial owner of 1,667,821 Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 7.4% of the total number of Shares outstanding, based on the number of Shares outstanding as of November 1, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

Item 4(c)         Number of shares as to which the person has:

AREIF
-----

(i)      Sole power to vote or to direct the vote:                     1,667,821

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        1,667,821

(iv)     Shared power to dispose or to direct the disposition of:              0

AREA
----

(i)      Sole power to vote or to direct the vote:                     1,667,821

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        1,667,821

(iv)     Shared power to dispose or to direct the disposition of:              0


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

                                                               Page 6 of 9 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2002          APOLLO REAL ESTATE INVESTMENT FUND, L.P.

                                    By: Apollo Real Estate Advisors, L.P.,
                                        its General Partner

                                        By: Apollo Real Estate Management, Inc.,
                                            its General Partner

                                            By:   /s/ Michael D. Weiner
                                                  --------------------------
                                                  Michael D. Weiner
                                                  Vice President


Date:  February 12, 2002            APOLLO REAL ESTATE ADVISORS, L.P.

                                    By: Apollo Real Estate Management, Inc.,
                                        its General Partner

                                        By: /s/ Michael D. Weiner
                                            ------------------------------
                                            Michael D. Weiner
                                            Vice President

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        -------

A.       Joint Filing Agreement, dated as of February 12, 2002,
         by and between Apollo Real Estate Investment Fund, L.P.
         and Apollo Real Estate Advisors, L.P. . . . . . . . . . . .       9